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SEC
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JUN 1 2018
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69173

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/17** (MM/DD/YY) AND ENDING **03/31/18** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert C. Duncan Accountancy Corporation
(Name – if individual, state last, first, middle name)

3009 Douglas Blvd., Suite 100	**Roseville**	**California**	**95661**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, **Kevin Smith**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2018**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this Certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Signature

President

Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30th day of May, 2018, by Kevin Duane Smith proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public

(Seal) ANTONIO LOCATELLI
Commission # 2138154
Notary Public - California
San Francisco County
My Comm. Expires Jan 18, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Seedchange Execution Services Inc. (the "Company") as of March 31, 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended.

Management's Responsibility

Company's Management is responsible for the preparation and fair presentation of these financial statements in accordance with the standards of the Public Accounting Oversight Board (United States); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Seedchange Execution Services Inc. as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The Company is exempt

from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof and consequently Schedules II, III, and IV do not provide the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information contained in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Robert C. Duncan Accountancy Corporation

Robert C. Duncan Accountancy Corporation
Roseville, California
May 30, 2018

Seedchange Execution Services Inc.

Statement of Financial Condition
March 31, 2018

Assets		
Cash and Cash Equivalents	$	189,570
Accounts Receivable		121,706
Prepaid Expenses		407
Total Assets	$	311,684
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	16,399
Commissions Payable		108,120
Total Liabilities	$	124,520
Stockholder's Equity		
Common Stock	$	1
Additional Paid-in Capital		66,479
Retained Earnings		120,684
Total Stockholder's Equity	$	187,164
Total Liabilities and Stockholder's Equity	$	311,684

Seedchange Execution Services Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: Seedchange Execution Services Inc. (the "Company") was incorporated under the laws of the Delaware on the 8th day of May 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is registered (having registered on September 6, 2013) with the Securities and Exchange Commission ("SEC") in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary purpose of the Company is to engage in the marketing and sale to accredited investors of securities issued by technology companies and the marketing of securities issued by private funds to qualified and accredited investors. The Company receives compensation directly for such marketing and sales efforts to qualified and accredited investors.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operating, and cash flows. References to Generally Accepted Accounting Principles ("GAAP") in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC. The Codification is effective for periods ending on or after September 15, 2009.

Cash and cash equivalents: Cash and cash equivalents include certain highly liquid instruments with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business.

Revenue recognition: Private placement fees are earned primarily from providing private placement and financial advisory services related to securities transactions. Revenue is recognized when earned in conjunction with the terms of a written fee contract or successful private placement. The Company did earn private placement and financial advisory fees from successful private placements during the year ended March 31, 2018.

Management reviews accounts receivable of the Company and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company reviewed accounts receivable and provided for an allowance of $4,000 for doubtful accounts as of March 31, 2018. Except for the allowance of $4,000 provided for as of March 31, 2018 the Company considers accounts receivable to be fully collectible.

Income taxes: The Company is incorporated under the laws of the United States. The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criterion is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives.

Note 2. Related Party Transactions

The Company has an expense sharing agreement with the Parent, whereby the Parent has agreed to provide services to the Company. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. To the extent that the Parent has incurred expenses on behalf of the Company, the Company's results of operations and financial position could differ from those that would have been obtained were the entities autonomous.

Note 3. Risk Concentration

For the year ended March 31, 2018, 81% of the Fee income was earned from six clients. The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not use any derivative or other off-balance sheet financial instruments during the year ended March 31, 2018. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended March 31, 2018 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities which the Company has the ability to access.

Level 2 Inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Fair Value Measurements. The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of March 31, 2018 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended March 31, 2018.

Fair Value Option. FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 5. Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with generally accepted accounting principles which requires recognition of deferred tax assets or liabilities for the expected future tax consequences of events that are included in the financial statements and tax returns in different periods.

The Company $87,673 net income for the year ended March 31, 2018.

At March 31, 2018 the Company has recorded an income tax provision for the year ended March 31, 2018 of $43,322 in conjunction with its March 31, 2018 Q3 and Q4 net income from operations.

The Company has $403,969 of state net operating loss available for use in the future. The net operating losses were generated by the Parent and allocated to the Company based on California state tax rules and therefore are not recorded on the financial statements under the separate return method. Income tax expense is included as a capital contribution as tax payments are made by the Parent.

The Company is subject to federal and state examinations by the tax authorities for all years.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

Note 7. Subsequent events

The Company has evaluated subsequent events for potential recognition and/or disclosure through May 29, 2018, the date the financial statements were issued. No significant transactions were noted.

Note 8. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to or greater than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid where the resulting net capital ratio would exceed 10 to 1. At March 31, 2018, the Company had net capital of approximately $25,357 which exceeded requirements by approximately $20,357.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Paragraph (k)(1) provide that a broker/dealer whose transactions are limited to those involving redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, and who transmit all funds and delivers all securities received in connection with his activities as a broker/dealer, and does not otherwise hold funds or securities for or owe money or securities to customers, is exempt.

Independent Auditor's Report on Internal Control

To the Stockholder
Seedchange Execution Services Inc.

In planning and performing our audit of the financial statements of Seedchange Execution Services Inc. (the "Company"), as of and for the year ended March 31, 2018, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2018, to meet the SECs objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert C Duncan Accountancy Corporation

Robert C Duncan Accountancy Corporation
Roseville, California
May 30, 2018